SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33934

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cape Bank Employees’ Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cape Bancorp, Inc.
225 North Main Street
Cape May Court House, New Jersey 08210

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Financial Statements and Supplemental Schedules

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

December 31, 2012 and 2011

Table of Contents

Report of Independent Registered Public Accounting Firms	Page 1-2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedules

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

ParenteBeard

Report of Independent Registered Public Accounting Firm

The Cape Bancorp, Inc. Compensation Committee
Cape Bank Employees' Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of the Cape Bank Employee's Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2012 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cape Bank Employees' Savings & Profit Sharing Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements  taken as a whole.  The accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2012, is a presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Philadelphia, Pennsylvania
June 21, 2013

KPMG LLP
1601 Market Street
Philadelphia, PA  19103-2499

Report of Independent Registered Public Accounting Firm

The Cape Bancorp, Inc. Compensation Committee
Cape Bank Employees’ Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of the Cape Bank Employees’ Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2011, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 11, 2012

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
(“KPMG International”), a Swiss entity.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011
	2012	2011
Assets:
Investments, at fair value (note 4 and 5)	$8,085,689	$8,179,715

Receivables:
Notes receivable from participants	403,264	369,286
Accrued income	3,866	3,898
Total assets	8,492,819	8,552,899
Liabilities:
Accrued expenses	16,507	3,898
Total liabilities	16,507	3,898
Net assets before adjustment from fair value to contract value	8,476,312	8,549,001
Adjustment from fair value to contract value for interest in common collective
trust fund relating to fully benefit-responsive investment contracts	(37,965)	(35,048)
Net assets available for benefits	$8,438,347	$8,513,953
See accompanying notes to financial statements

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2012 and 2011
	2012	2011
Additions:
Net appreciation in fair value of investments (note 4)	$887,632	$18,467
Dividend income	7,359	1,356
Net investment income	894,991	19,823
Interest on notes receivable from participants	14,407	15,971
Contributions:
Employers’	-	286,301
Participants’	534,825	651,035
Total contributions	534,825	937,336
Total additions	1,444,223	973,130

Deductions:
Benefits paid to participants	1,459,956	1,204,575
Administrative expenses	59,873	58,886
Total deductions	1,519,829	1,263,461
Net decrease	(75,606)	(290,331)
Net assets available for benefits:
Beginning of year	8,513,953	8,804,284
End of year	$8,438,347	$8,513,953
See accompanying notes to financial statements.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of Plan

The following description of Cape Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established on November 1, 2007 and is a defined contribution plan covering all full-time employees of Cape Bank (Bank) who have completed three months of service and are age twenty one or older. Participants are eligible to receive employer contributions upon completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank is a wholly owned subsidiary of Cape Bancorp, Inc.

(b)	Contributions

Each year, participants may contribute up to 30% of pretax annual compensation, as defined in the Plan document and subject to certain limitations. Participants who have attained age 50 by the close of the Plan year are also eligible to make catch-up contributions under Internal Revenue Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2012, the Bank amended the Plan to eliminate the matching contribution formula and replaced it with a discretionary form of matching contribution and also was amended to allow for Roth Deferrals by participants. Additional profit sharing amounts may be contributed at the option of the Bank’s board of directors. No such contributions were made during 2012. In 2011, the Bank contributed 100% of the first 3% and 50% of the next 2% of eligible compensation that participants contributed to the Plan. Contributions are subject to certain limitations. Plan participants direct the investment of their contributions and the Bank contributions into the various investment options offered by the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Bank’s contributions, b) Plan earnings, and charged with an allocation of administrative expense  and c) forfeitures of employer profit sharing contributions, and is charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

(d)	Retirement, Death and Disability

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

(e)	Vesting

Participants are immediately 100% vested in their contributions plus actual earnings, plus all employer matching contributions thereon.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2012 and 2011

(f)	Payment of Benefits

On termination of service due to death, disability, retirement, or other termination of employment, a participant may elect to receive a lump-sum amount, installment payments or distributions in kind of Bank stock equal to the value of the participant’s vested interest in his or her account.

(g)	Notes Receivable from Participants (Participant Loans)

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan transactions are treated as a transfer to (from) the investment account from (to) notes receivable from participants. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined monthly by the Plan administrator and ranged from 4.25% to 9.25% at December 31, 2012. Principal and interest are paid through payroll deductions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared on  the accrual basis of accounting.

(b)	Recent Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04 “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” (“ASU 2011-04”). ASU 2011-04 will expand disclosures about fair value measurement and result in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011. Plan management has evaluated the impact of adopting ASU 2011-04 and determined it not to be material to the financial statements but provides additional disclosure.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(d)	Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2012 and 2011

benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in the Invesco Stable Value Fund – Pentegra Share Class (“Stable Value Fund”). The average yield of the Stable Value Fund for the year ending December 31, 2012 was 0.88% and the average yield earned by the Stable Value Fund that reflects actual interest credited to participants for the year ended December 31, 2012 was 1.82%.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

(g)	Risks and Uncertainties

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(h)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

(i)	Concentration of Credit Risk

At December 31, 2012 and 2011, approximately 13% and 12% of the Plan’s assets were invested in Cape Bancorp, Inc. common stock.

(3)	Rights upon Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2012 and 2011

(4)	Investments

Reliance Trust Company, the custodian of the Plan, held investment assets and executed transactions during the Plan year.

           The following presents the fair values of investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31
	2012	2011
Cape Bancorp, Inc. common stock, 123,801 and	$1,075,931	$1,019,707
129,899 shares, respectively
Common collective trust funds:
Invesco Stable Value Fund-Pentegra Share Class
(Contract Value: 2012 - $995,138; 2011 – $1,162,390)	1,033,103	1,197,438
S&P Midcap Index Fund Series A	1,000,916	1,120,970
S&P 500 Flagship SL Series Fund	1,108,975	1,207,029
Short Term Investment Fund	455,828	*
Long US Treasury Index SL Series Fund	*	426,017

* The fair value of the investment was less than 5% of the Plan's assets.

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31
	2012	2011
Cape Bancorp common stock	$100,215	$(82,993)
Common collective trust funds	787,417	101,460
Net appreciation	$887,632	$18,467

(5)	Fair Value Measurement

FASB ASC Topic No. 820, Fair Value Measurements and Disclosures establishes a fair value framework which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2012 and 2011

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Bank common stock and money market mutual fund: Investments in Bank common stock and in the Federated Government Obligation  money market fund are stated at fair value as determined by quoted market prices (Level 1 inputs).

Common collective trust funds: The fair values of participation units held in common collective trust funds are based on their net asset values, as reported by the managers and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The investment goals of are as follows:

•
Target funds target retirement dates that provide an age-based investment mix of stocks, bonds and short-term investments. The funds seek high total return until the target retirement dates and high income and capital appreciation thereafter.

•	Equity funds investment goal are a total return before fees and expenses that corresponds to the total return of the index.

•	Fixed Income funds seek to maximize total return, consistent with preservation of capital by investing in intermediate-term, investment grade bonds.

• •
Non-Lending Funds objective is to maximize total return with a risk level that is appropriate for the fund's particular time frame

The fair values of interests in stable value fund, Invesco Stable Value Fund, are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers. The investment goal of the Invesco Stable Value Fund is to preserve principal and interest while maximizing current income by investing in fixed income securities, bonds GICs and other CCTs.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2012 and 2011

    The trusts are valued at net asset value per share and have no unfunded commitments or significant redemption restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis as of December 31, 2012 and 2011 are summarized below:

	Fair value measurements
	at December 31, 2012 using
	Quoted
	prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Cape Bancorp, Inc. common
stock	$1,075,931	$-	$-	$1,075,931
Federated government
obligation fund	56,971	-	-	56,971
Common collective trusts:
Fixed income	-	1,638,827	-	1,638,827
Equity	-	3,248,744	-	3,248,744
Stable value fund	-	1,033,103	-	1,033,103
Target retirement	-	633,346	-	633,346
Nonlending funds	-	398,767	-	398,767
Total investments, at fair value	$1,132,902	$6,952,787	$-	$8,085,689

	Fair value measurements
	at December 31, 2011 using
	Quoted
	prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Cape Bancorp, Inc. common
stock	$1,019,707	$-	$-	$1,019,707
Federated government
obligation fund	45,691	-	-	45,691
Common collective trusts:
Fixed income	-	1,686,656	-	1,686,656
Equity	-	3,557,713	-	3,557,713
Stable value fund	-	1,197,438	-	1,197,438
Target retirement	-	368,577	-	368,577
Nonlending funds	-	303,933	-	303,933
Total investments, at fair value	$1,065,398	$7,114,317	$-	$8,179,715

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2012 and 2011

(6)	Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds common collective trust funds managed by State Street Global Advisors (SSGA), the Plan’s investment manager and Reliance Trust Company, the Plan’s custodian, which qualify as party-in-interest transactions.

The Plan also holds shares of Cape Bancorp, Inc. common stock (note 4).

Notes receivable from the participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

Certain professional fees for the administration of the Plan were paid by the Bank on behalf of the Plan. During 2012, fees of $3,053 were paid by the Plan to Reliance Trust Company, custodian of the Plan, fees of $45,092 were paid by the Plan to Pentegra Services, Inc., Plan recordkeeper, and fees of $3,803 were paid by the Plan to SSGA, investment manager, which represent party-in-interest transactions. During 2011, fees of $2,988 were paid by the Plan to Reliance Trust Company, custodian of the Plan, fees of $44,303 were paid by the Plan to Pentegra Services, Inc., Plan recordkeeper, and fees of $3,510 were paid by the Plan to SSGA, investment manager, which represent party-in-interest transactions.

(7)	Tax Status

The Internal Revenue Service issued an opinion letter dated September 30, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the internal Revenue Code (IRC). Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statement. The Plan is subject to routine audits by taxing jurisdictions and is currently under audit by the Department of Labor for tax years 2007, 2008, 2009, 2010, 2011 and 2012.

SUPPLEMENTARY INFORMATION

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
Name of Plan Sponsor: Cape Bank
Employer Identification Number: 21-0600992
Three-digit Plan Number: 003
			(c)
			Description of investment
		(b)	including maturity date,		(e)
		Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)		lessor, or similar party	par or maturity value	Cost	value
*		Cape Bancorp Common Stock	Common stock	#	$1,075,931
		Federal Government
		Obligation Fund	Money Market Fund	#	56,971
Common collective funds:
*		State Street Bank and Trust
		Company	Short Term Investment Fund	#	455,828
*		State Street Bank and Trust	S&P 500 Flagship Non Lending Fund
		Company	Series A	#	1,108,975
*		State Street Bank and Trust	Long US Treasury Index Non Lending
		Company	Series Fund Cl A	#	332,990
*		State Street Bank and Trust
		Company	S&P Value Index SL Series Fund	#	189,435
*		State Street Bank and Trust	Invesco Stable Value Fund -
		Company	Pentegra Share Class **	#	1,033,103
*		State Street Bank and Trust	Conservative Strategic
		Company	Balanced SL Fund	#	162,967
*		State Street Bank and Trust
		Company	Moderate Strategic Balanced SL Fund	#	205,223
*		State Street Global Advisors	Aggressive Strategic
		Company	Balanced SL Fund	#	136,943
*		State Street Bank and Trust
		Company	S&P 500 Growth Index SL Series Fund	#	364,565
*		State Street Bank and Trust
		Company	S&P MidCap Index Fund Series A	#	1,000,916
*		State Street Bank and Trust
		Company	Russell 2000 Index Fund Series A	#	307,903
*		State Street Bank and Trust	Daily EAFE Index Non Lending Series
		Company	Fund Class A	#	329,442
*		State Street Bank and Trust	REIT Index Non-Lending
		Company	Series Fund	#	89,246
*		State Street Bank and Trust	Target Retirement 2010 Non Lending
		Company	Series Fund A	#	101
*		State Street Bank and Trust	Target Retirement 2015 Non Lending
		Company	Series Fund Class A	#	242,837
*		State Street Bank and Trust	Target Retirement 2020 Non Lending
		Company	Series Fund Class A	#	148,502
*		State Street Bank and Trust	Target Retirement 2025 Non Lending
		Company	Series Fund Class A	#	112,356
*		State Street Bank and Trust	Target Retirement 2030 Non Lending
		Company	Series Fund Class A	#	465
*		State Street Bank and Trust	Target Retirement 2035 Non Lending
		Company	Series Fund Class A	#	78,668
*		State Street Bank and Trust	Target Retirement 2040 Non Lending
		Company	Series Fund Class A	#	13,361
*		State Street Bank and Trust	Target Retirement 2045 Non Lending
		Company	Series Fund Class A	#	35,580
*		State Street Bank and Trust	Target Retirement 2050 Non Lending
		Company	Series Fund Class A	#	1,373
*		State Street Bank and Trust	Target Retirement 2055 Non Lending
		Company	Series Fund Class A	#	103
*		State Street Bank and Trust	Passive Bond Market Index
		Company	Non Lending Series Fund Class A	#	292,384
*		State Street Bank and Trust	Nasdaq 100 Index Non-Lending
		Company	Class A	#	309,521
*Participant loans			Interest rates ranging from 4.25%
			to 9.25%	—	403,264
					$8,488,953
*	Denotes party-in-interest
**	Represents fair value. The contract value at December 31, 2012 was $995,138 for the Inveso Stable Value Fund.
#	Investment is participant-directed, therefore historical cost is not required.
See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Date: June 21, 2013	By:	/s/ Guy Hackney
Guy Hackney
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number       Document

23.1           Consent of ParenteBeard LLC
23.2           Consent of KPMG LLP